Exhibit 99.1

Execution Copy

UNDERWRITING AGREEMENT

March 29, 2022

The Valens Company Inc.

96 Spadina Avenue, Suite 400

Toronto, Ontario

M5V 2J6

Attention:           Tyler Robson, Chief Executive Officer and Sunil Gandhi, Chief Financial Officer

Dear Sirs/Mesdames:

Stifel Nicolaus Canada Inc. (“Stifel GMP”) and A.G.P./Alliance Global Partners (“AGP” and together with Stifel GMP, the “Co-Lead Underwriters”), as co-lead underwriters and joint bookrunners, along with ATB Capital Markets Inc., Haywood Securities Inc., M Partners Inc. and Raymond James Ltd. (collectively, the “Underwriters” and each individually, an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 16 below, offer to purchase from The Valens Company Inc. (the “Corporation”) and the Corporation hereby agrees to issue and sell to the Underwriters, 10,613,207 units (the “Initial Units”) at a price of $2.65 per Initial Unit (the “Offering Price”) for aggregate gross proceeds of $28,125,000. Each Initial Unit will consist of one common share (a “Common Share”) in the capital of the Corporation (each such Common Share issued as part of an Initial Unit, a “Unit Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant” and each Warrant underlying an Initial Unit, a “Unit Warrant”). Each Warrant will entitle the holder to purchase one Common Share (a “Warrant Share”) at an exercise price of $3.20. The Warrants shall have a term of 48 months from the Closing Date (as defined below).

The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the “Warrant Indenture”) in a form acceptable to the Co-Lead Underwriters, on behalf of the Underwriters, to be dated as of the Closing Date between the Corporation and the Transfer Agent (as defined below), in its capacity as warrant agent. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

The Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) exercisable in whole or in part at any time, and from time to time, until that date which is 30 days following the Closing Date, to offer for sale such number of additional units (the “Over– Allotment Units”), Common Shares (the “Over-Allotment Shares”), and/or Warrants (the “Over-Allotment Warrants” and together with the Over-Allotment Units and the Over-Allotment Shares, the “Over-Allotment Securities”) as is equal to 15% of the number of Initial Units sold under the Offering (as defined below), to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; (ii) Over-Allotment Shares at a price of $2.3816 per Over-Allotment Share; (iii) Over-Allotment Warrants at a price of $0.5369 per Over-Allotment Warrant; or (iv) any combination of Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants, provided that, (A) the number of Over–Allotment Units does not exceed 1,591,981 Over-Allotment Units, (B) the number of Over-Allotment Shares does not exceed 1,591,981 Over-Allotment Shares, and (C) the number of Over-Allotment Warrants does not exceed 795,990 Over-Allotment Warrants. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

The Common Shares issuable upon exercise of the Over-Allotment Warrants (including upon the exercise of the Warrants issuable as part of the Over-Allotment Units) are referred to herein as the “Over-Allotment Warrant Shares”. The Initial Units and the Over-Allotment Securities are collectively referred to in this Agreement as the “Offered Securities” and the offering of the Offered Securities by the Corporation is referred to in this Agreement as the “Offering”. The Offered Securities shall have the attributes described in and contemplated by the Prospectuses (as defined below).

The Offered Securities may be distributed to Purchasers (as defined herein) resident in: (i) each of the provinces of Canada (other than Québec) (the “Canadian Qualifying Jurisdictions”) pursuant to the Canadian Prospectus (as defined herein); (ii) the United States (as defined herein) in a public offering pursuant to the Registration Statement (as defined herein) and the Time of Sale Prospectus (as defined herein); and (iii) jurisdictions other than the Canadian Qualifying Jurisdictions and the United States as may be mutually agreed by the Corporation and the Co-Lead Underwriters, provided that the Offered Securities may lawfully be sold in such jurisdictions on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions and will not create any ongoing compliance or continuous disclosure obligation for the Corporation pursuant to the laws of such jurisdictions (collectively with the Canadian Qualifying Jurisdictions and the United States, the “Selling Jurisdictions”).

The Corporation has prepared and filed with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, Prince Edward Island, New Brunswick and Newfoundland and Labrador (the “Canadian Securities Regulators”) an amended and restated preliminary short form base shelf prospectus (amending and restating the preliminary short form base shelf prospectus dated January 22, 2021) dated January 27, 2021 (the “Canadian Preliminary Base Shelf Prospectus”), and the final short form base shelf prospectus dated January 28, 2021 (the “Canadian Final Base Shelf Prospectus”), as amended and restated by the final short form base shelf prospectus dated March 28, 2022 (the “Canadian A&R Final Base Shelf Prospectus”), related to the distribution up to $150,000,000 (or the equivalent thereof in other currencies) of Common Shares, warrants to purchase Common Shares, debt securities, subscription receipts or units comprised of one or more of the other securities, in one or more offerings from time to time (collectively, the “Shelf Securities”), omitting the Shelf Information (as defined herein) in accordance with the Shelf Procedures (as defined herein).

The Corporation has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Regulators and the SEC, a registration statement on Form F-10 (File No. 333-263941 dated March 29, 2022) registering the Shelf Securities under the U.S. Securities Act (as defined herein) including the Canadian A&R Final Base Shelf Prospectus with such changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectus used in the United States, including the documents incorporated by reference therein and any supplements or amendments thereto, is herein called the “U.S. Final Base Shelf Prospectus”; and such registration statement on Form F-10, including the U.S. Final Base Shelf Prospectus, became effective upon filing with the SEC pursuant to Rule 467(a) (“Rule 467(a)”) under the U.S. Securities Act on March 29, 2022 (including the exhibits thereto and the documents incorporated by reference therein, the “Registration Statement”). The Corporation has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) that was filed concurrently with the Registration Statement.

The Corporation will prepare and file: (i) with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a prospectus supplement relating to the Offering setting forth the Shelf Information (including as the context may require any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the SEC as a prospectus supplement to the U.S. Final Base Shelf Prospectus, and including the Canadian Prospectus Supplement (with such changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), pursuant to General Instruction II.L of Form F-10 a prospectus supplement (the “U.S. Prospectus Supplement”) to the U.S. Final Base Shelf Prospectus relating to the offering of the Offered Securities (including all documents incorporated therein by reference, together with the U.S. Final Base Shelf Prospectus, the “U.S. Prospectus”).

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchases of the Offered Securities. The Underwriters shall ensure that any investment dealer who is a member of any soliciting dealer group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering (each, a “Selling Firm”), if any, agrees with such Underwriter to comply with the covenants and obligations given by the Underwriters herein.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay to the Underwriters at Closing (as defined herein) and any Over-Allotment Closing (as defined herein) the Commission (as defined herein).

DEFINITIONS

In this Agreement:

“affiliate”, “associate”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto under Securities Laws;

“AGP” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 5(eee) of this Agreement;

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any permits, including any judicial or administrative interpretation thereof, of any Governmental Authority, including without limitation the Cannabis Act, the Food and Drugs Act (Canada), the Agriculture Improvement Act of 2018, the Federal Controlled Substances Act, the Federal Trade Commission Act, and the Federal Food, Drug, and Cosmetic Act, Canadian Securities Laws and U.S. Securities Laws;

“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws;

“Applicable Time” means the time of signing the Engagement Letter;

“Authorizations” has the meaning ascribed thereto in subsection 5(cc) of this Agreement;

“Business” means the business of the Corporation operating as a multi-licensed, vertically integrated provider of cannabis products and services utilizing proprietary extraction processes;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Corporation and the Subsidiaries in connection with the Business;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the City of Toronto, Ontario and the City of Vancouver, British Columbia;

“Canadian A&R Final Base Shelf Prospectus” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Canadian Final Base Shelf Prospectus” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Canadian Offering Documents” means the Canadian A&R Final Base Shelf Prospectus, the Canadian Prospectus Supplement and any Prospectus Amendment that is filed with the Canadian Securities Regulators, including, for greater certainty, the Documents Incorporated by Reference as the context may require;

“Canadian Preliminary Base Shelf Prospectus” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Canadian Prospectus” means the Canadian Prospectus Supplement, together with the Canadian A&R Final Base Shelf Prospectus, including, for greater certainty, the Documents Incorporated by Reference as the context may require and any supplements thereto;

“Canadian Prospectus Supplement” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“Canadian Qualifying Jurisdictions” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Canadian Securities Laws” means, collectively, all applicable securities laws, regulations, rules, rulings and orders in each of the Canadian Qualifying Jurisdictions together with applicable published policy statements, notices, orders, blanket rulings and other regulatory instruments of the Canadian Securities Regulators in the Canadian Qualifying Jurisdictions, including the rules and policies of the TSX;

“Canadian Securities Regulators” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Cannabis Act” means the Cannabis Act, SC 2018, c. 16, as the same may be amended from time to time and includes all successor or replacement legislation and any written and publicly available notices, guidance, guidelines, and ancillary rules or regulations promulgated thereunder or in connection therewith;

“Cannabis Regulations” means the Cannabis Regulations SOR/2018-144;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” has the meaning ascribed thereto in Section 13(a);

“Closing” means the completion of the issue and sale by the Corporation on the Closing Date of the Offered Securities as contemplated by this Agreement;

“Closing Date” means April 5, 2022 or such other date as the Corporation and the Co-Lead Underwriters may agree upon in writing;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Co-Lead Underwriters may agree upon in writing;

“Co-Lead Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Commission” has the meaning ascribed thereto Section 14(a) of this Agreement;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation’s Auditors” means KPMG LLP;

“Covered Persons” has the meaning ascribed thereto in subsection 5(iii) of this Agreement;

“COVID-19 Pandemic” means the pandemic resulting from the novel coronavirus disease (COVID-19);

“Debt Instrument” means any and all loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or a Subsidiary are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents filed by the Corporation on SEDAR and/or EDGAR, whether before or after the date of this Agreement, that are incorporated by reference, or deemed to be incorporated by reference, into the Prospectuses, the Prospectus Supplements, the Time of Sale Prospectus and the Registration Statement, as the case may be, (and for these purposes references to the Prospectuses, the Prospectus Supplements, the Time of Sale Prospectus and the Registration Statement shall be read to include the Documents Incorporated by Reference therein);

“DTC” means The Depository Trust Company, or any successor thereto;

“EDGAR” means the system for Electronic Data Gathering, Analysis and Retrieval maintained by the SEC;

“Effective Date” means the date on which the Registration Statement became effective upon filing with the SEC pursuant to Rule 467(a);

“Eligible Issuer” means an issuer that meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

“Emerging Growth Company” has the meaning ascribed thereto in Section 2(a) of the U.S. Securities Act;

“Employee Plans” has the meaning ascribed thereto in Section 5(rr) of this Agreement;

“Engagement Letter” means the letter agreement between the Corporation and the Co-Lead Underwriters dated the date hereof relating to the Offering;

“Environmental Laws” means all Applicable Laws relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including without limitation relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“FDA” means the U.S. Food and Drug Administration of the U.S. Department of Health & Human Services;

“Final Passport System Decision Document” means the receipt issued by the Ontario Securities Commission (in its capacity as principal regulator under the Passport System) evidencing that final receipts of the Canadian Securities Regulators have been issued in respect of the Canadian A&R Final Base Shelf Prospectus;

“Financial Statements” means the audited consolidated financial statements of the Corporation for the years ended November 30, 2021 and 2020, together with the notes thereto and the auditor’s report thereto;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Form F-X” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Authority” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or ministry, central bank, court, tribunal, arbitral body, bureau or agency, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Canadian Securities Regulators, the FDA, the SEC and FINRA;

“Hazardous Materials” means chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including but not limited to;

“Indemnified Party” or “Indemnified Parties” has the meaning ascribed thereto in Section 13;

“Indemnitor” has the meaning ascribed thereto in subsection 13(a) of this Agreement;

“Initial Units” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Licences” means (i) the standard processing and standard cultivation licence issued by Health Canada to VAL on November 9, 2018, each issued pursuant to section 62(1) of the Cannabis Act, as renewed and amended by Health Canada from time to time, and as most recently renewed on October 8, 2021, granting VAL the authority to possess cannabis, obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis, produce cannabis, other than obtain it by cultivating, propagating or harvesting it, and sell cannabis including to a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis; (ii) the licence issued by Health Canada to VAL on January 11, 2019 for analytical testing under the Cannabis Act used for the purpose of conducting analytical testing on cannabis materials for both individuals as well as licence holders; (iii) the licence issued by Health Canada to VAL on July 10, 2020 for research under the Cannabis Act used for the purposes of conducting sensory evaluations on novel cannabis products; (iv) the standard processing licence issued by Health Canada to LYF Food Technologies Inc. (“LYF”) on March 13, 2020, as renewed and amended by Health Canada from time to time, granting LYF the authority to possess cannabis, produce cannabis, other than obtain it by cultivating, propagating or harvesting it, and sell cannabis including to a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis; (v) the standard processing and standard cultivation licence issued by Health Canada to Experion Biotechnologies Inc. (“Experion”), as renewed and amended by Health Canada from time to time, and most recently renewed on February 18, 2021, granting Experion the authority to possess cannabis, obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis, produce cannabis, other than obtain it by cultivating, propagating or harvesting it, and sell cannabis including to a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis; (vi) the micro-processing licence issued by Health Canada to Southern Cliff Brands Inc. (“Pommies”) on November 19, 2021, which permits Pommies to sell material it produces to other licence holders through bulk transactions; (vii) the over the counter drug manufacturer licence issued by the State of Florida Department of Business and Professional Regulation to Clarity Labs, LLC on August 4, 2020; (viii) the annual food permit for a hemp food establishment issued by the Florida Department of Agriculture and Consumer Services Division of Food Safety to Clarity Labs, LLC on November 10, 2020, as renewed from time to time; (ix) the current good manufacturing practices certificates issued by The SAR Group, LLC to Clarity Labs, LLC on October 31, 2020, as renewed from time to time; (x) the import and export licences issued by the Australian Department of Health – Office of Drug Control to Valens Australia Pty Ltd. (“VAPL”) on January 18, 2022, which permit VAPL to import and export Schedule 4 and Schedule 8 cannabis-derived products in Australia; (xi) the wholesale licences issued by the Commonwealth Department of Health, Office of Drug Control to VAPL on October 7, 2021 under which VAPL may sell and supply Schedule 4 and Schedule 8 cannabis-derived products under VAPL’s own title in accordance with the Drugs, Poisons and Controlled Substance Act 1981;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Losses” has the meaning ascribed thereto in Section 13(a) of this Agreement;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Corporation and its Subsidiaries considered on a consolidated basis;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licences, sub-licenses, supply agreements, manufacturing agreements, distribution agreements, sales agreements, or any other similar type agreements, to which the Corporation or any Subsidiary is a party or to which their Business Assets are otherwise bound, and which is material to the Corporation and the Subsidiaries on a consolidated basis;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“Nasdaq” means The Nasdaq Capital Market;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Securities” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Offering Documents” means the Registration Statement, Time of Sale Prospectus, Prospectuses, Prospectus Supplements and any Prospectus Amendment, including, for greater certainty, the Documents Incorporated by Reference as the context may require;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Option Closing Date” means the closing date for the offer and sale of the Over-Allotment Securities pursuant to the exercise by the Underwriters of the Over-Allotment Option;

“Option Closing Time” means 8:00 a.m. (Toronto time) on the Option Closing Date or such other time on the Option Closing Date as the Corporation and the Co-Lead Underwriters may agree in writing;

“Over-Allotment Closing” means the completion of the issue and sale by the Corporation on the Option Closing Date of the Over-Allotment Securities as contemplated by this Agreement;

“Over-Allotment Option” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Securities” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Units” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Warrants” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Warrant Shares” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Passport System” means the system and procedures for prospectus filing and review under MI 11-102 and NP 11-202;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Preliminary Passport System Decision Document” means the receipt issued by the Ontario Securities Commission (in its capacity as principal regulator under the Passport System) evidencing that receipts of the Canadian Securities Regulators have been issued in respect of the Canadian Preliminary Base Shelf Prospectus;

“Press Release” means the press release dated March 29, 2022 announcing the Offering, filed on SEDAR;

“Principal Regulator” means the Ontario Securities Commission;

“Prospectus Amendment” means any amendment or supplement to the Prospectuses or the Prospectus Supplements;

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

“provide” in the context of sending or making available marketing materials to a potential investor of Offered Securities has the meaning ascribed thereto under Canadian Securities Laws, whether in the context of a “road show” (as defined in NI 41-101) or otherwise;

“Public Disclosure Record” means collectively, all of the documents which have been filed on www.sedar.com and www.sec.gov since January 1, 2020 by or on behalf of the Corporation with the Securities Commissions pursuant to the requirements of Applicable Securities Laws;

“Purchasers” means the persons who, as purchasers, acquire the Offered Securities;

“Registration Statement” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Repayment Event” means any event or condition which gives the holder of any Debt Instrument (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or the Subsidiaries;

“Road Show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the U.S. Securities Act that has been made available without restriction to any person;

“Rule 467(a)” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Sarbanes-Oxley Act” has the meaning ascribed thereto in subsection 5(x) of this Agreement;

“SEC” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Securities Act” means the Securities Act (Ontario);

“Securities Commissions” means the SEC and securities regulatory authorities in the Canadian Qualifying Jurisdictions;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Firm” has the meaning ascribed thereto in the ninth paragraph of this Agreement;

“Selling Jurisdictions” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Shelf Information” means the information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian A&R Final Base Shelf Prospectus for which the Final Passport System Decision Document has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian A&R Final Base Shelf Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement;

“Shelf Procedures” means the rules and procedures set forth in NI 44-101 and NI 44-102;

“Shelf Securities” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Standard Listing Conditions” has the meaning ascribed thereto in subsection 3(a)(i)(C);

“standard term sheet” has the meaning ascribed thereto in NI 41-101;

“Stifel GMP” has the meaning ascribed thereto in the first paragraph of this Agreement

“subsidiary” or “subsidiaries” has the meaning ascribed thereto in the Securities Act;

“Subsidiaries” has the meaning ascribed thereto in Section 5(b) of this Agreement;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Term Sheet” means the term sheet dated March 29, 2022 relating to the Offering, filed on SEDAR and with the SEC as a free writing prospectus;

“Time of Sale Prospectus” means the Term Sheet and the U.S. Final Base Shelf Prospectus;

“Transfer Agent” means Computershare Trust Company of Canada;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by an Underwriter to the Corporation in writing specifically for use in the Offering Documents;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“Unit Share” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Unit Warrant” has the meaning ascribed thereto in the first paragraph of this Agreement;

“U.S. Affiliates” means the Underwriters’ respective United States registered broker dealer affiliates;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

“U.S. Final Base Shelf Prospectus” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“U.S. Prospectus” means the U.S. Prospectus Supplement, together with the U.S. Final Base Shelf Prospectus, including, for greater certainty, the Documents Incorporated by Reference as the context may require and any supplements thereto;

“U.S. Prospectus Supplement” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder;

“U.S. Securities Laws” means all applicable securities laws in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“VAL” means Valens Agritech Ltd., a wholly owned subsidiary of the Corporation;

“Warrant” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Warrant Indenture” has the meaning ascribed thereto in the second paragraph of this Agreement; and

“Warrant Share” has the meaning ascribed thereto in the first paragraph of this Agreement.

Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified. All references to “U.S.$” shall refer to the lawful currency of the United States.

Schedules “A” and “B” are attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein.

TERMS AND CONDITIONS

1.	Corporation’s Covenants.

The Corporation makes the following covenants to the Underwriters and their permitted assigns, and acknowledges that each of them is relying on such covenants in purchasing the Offered Securities:

(a)	Until the date on which the distribution of the Offered Securities is completed, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required (i) under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, for distribution under Canadian Securities Laws in the Canadian Qualifying Jurisdictions, and (ii) under U.S. Securities Laws to maintain the registration of the Offered Securities or, in the event that the Offered Securities or any of them, have, for any reason, ceased to be so registered, to so register again such securities, for distribution under U.S. Securities Laws. The Underwriters shall be entitled to assume that the Offered Securities are registered or qualified, as applicable, for distribution in the United States and in any Canadian Qualifying Jurisdiction where the Final Passport System Decision Document shall have been obtained.

(b)	As soon as practicable after the execution of this Agreement, and in any event no later than 11:00 p.m. (Toronto time) on March 30, 2022, the Corporation shall prepare and file in accordance with Canadian Securities Laws and U.S. Securities Laws, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement, respectively, and any other required documents relating to the proposed distribution of the Offered Securities in the Canadian Qualifying Jurisdictions and in the United States, and will take all other steps and proceedings that may be necessary to be taken by the Corporation in order to qualify the Offered Securities for distribution in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws and to register the Offering in the United States under U.S. Securities Laws.

(c)	Prior to the filing of the Prospectus Supplements, the Corporation shall have permitted or permit, as the case may be, the Underwriters to review and participate in the preparation thereof (other than Documents Incorporated by Reference filed prior to the date hereof), and shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfill its obligations under Applicable Securities Laws, including, as applicable, in order to enable it to responsibly execute the certificate in the Canadian Prospectus Supplement.

(d)	Prior to and at all times until the Closing Time and any Option Closing Time, the Corporation will allow the Underwriters (and their counsel and consultants) to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters in order to fulfill their obligations as Underwriters. During such period, the Corporation will provide or will have provided to the Underwriters (and their counsel) reasonable access to the Corporation’s properties, senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Corporation has used and shall continue to use its best efforts to make available its directors, senior management, auditors and counsel to answer any questions which the Underwriters may have, acting reasonably, and to participate in one or more due diligence sessions (such questions to be distributed reasonably in advance of each session) to be held prior to the filing of the Prospectus Supplements and prior to the Closing and any Over-Allotment Closing.

(e)	The Corporation will cause each of the directors and officers of the Corporation, to enter into lock-up agreements to be executed concurrently with the closing of the Offering in a form satisfactory to the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters, each acting reasonably, pursuant to which each such person agrees not to, directly or indirectly, offer, issue, sell, grant, secure, pledge or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, the economic value of any Common Shares or equity securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld, except in conjunction with: (a) if the Corporation receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire an interest (including an economic interest) in, or become the holder of, 100% of the total number of Common Shares of the Corporation, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed corporate structure or other synthetic merger, transaction or arrangement; (b) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (c) the exercise of outstanding warrants or other convertible securities of the Corporation; (d) obligations of the Corporation in respect of existing agreements; or (e) the sale of Common Shares following a termination of employment or directorship in connection with a proxy fight for board control which results in a change of composition of the board of directors of the Corporation. The definitive terms of such lock-up agreement shall be negotiated between the parties in good faith and contain customary provisions.

(f)	The Corporation covenants to use commercially reasonable efforts to fulfill or cause to be fulfilled, at or prior to the Closing Date each of the conditions required to be fulfilled by it set out in Section 7 and Section 8, respectively.

(g)	The Corporation covenants to fulfill all legal requirements to permit the issuance, offering and sale of the Offered Securities, all as contemplated in this Agreement and to file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the purchase and sale of the Offered Securities.

(h)	Until the date of the completion of the distribution of the Offered Securities, the Corporation covenants to use commercially reasonable efforts to ensure the Offering Documents comply at all times with Applicable Securities Laws.

(i)	During the period from the date hereof until the later of the Closing Date or the Option Closing Date, as applicable, and the completion of the distribution of the Offered Securities, the Corporation covenants to promptly inform the Underwriters of the full particulars of any request of any securities regulatory authority for any information, or the receipt by the Corporation of any communication from any securities regulatory authority (including the Canadian Securities Regulators and the SEC) or any other competent authority relating to the Corporation or which may be relevant to the issuance of the Offered Securities.

(j)	During the period from the date hereof until completion of the distribution of the Offered Securities, the Corporation covenants to promptly provide to the Underwriters and the Underwriters’ counsel, prior to the publication, filing or issuance thereof, any communication to the public, and will not publish those communications (unless otherwise required by Applicable Securities Laws) except with the prior approval of the Co-Lead Underwriters, on behalf of the Underwriters, acting reasonably and without delay.

(k)	The Corporation covenants to apply the net proceeds from the Offering as described in the Time of Sale Prospectus and the Prospectus Supplements.

(l)	The Corporation covenants to advise the Underwriters promptly of the filing of the Prospectus Supplements (and any related documents) and will provide evidence satisfactory to the Underwriters, acting reasonably, of such filing.

(m)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation covenants to advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Regulator or the SEC of any order suspending or preventing the use of the Offering Documents or the institution, threatening or contemplation of any proceeding for any such purposes;

(ii)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in the Common Shares or any securities of the Corporation having been issued by any Canadian Securities Regulator or the SEC or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iii)	any requests made by any Canadian Securities Regulator or the SEC for amending or supplementing the Offering Documents or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible.

(n)	The Corporation will use its commercially reasonable best efforts to maintain the listing of the Common Shares (including those issuable pursuant to the Offering) on the TSX and Nasdaq or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, for a period of at least 48 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation, and provided further that the Corporation shall not be required to comply with the foregoing requirement following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the Canada Business Corporations Act);

(o)	The Corporation shall allow the Underwriters to participate in the preparation of any Prospectus Amendment that the Corporation is required to file under Applicable Securities Laws relating to the Offering.

(p)	The Corporation covenants to deliver to the Underwriters, without charge, contemporaneously with, or prior to the filing of, the Prospectus Supplements, unless otherwise indicated, a copy of any document filed with, or delivered to, the Canadian Securities Regulators or the SEC by the Corporation under Applicable Securities Laws with the Prospectus Supplements.

(q)	The Corporation shall deliver comfort letters and other documents substantially similar to those referred to in Section 7, as applicable, to the Underwriters and the Underwriters’ legal counsel, as applicable, with respect to any amendment or supplement to the Prospectus Supplements, contemporaneously with, or prior to the filing of, any such document.

(r)	The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Offered Securities for offer and sale and the grant of the Over-Allotment Option, under the Applicable Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Securities.

(s)	The Corporation shall use commercially reasonable efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licenced, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary, and shall carry on its Business in the ordinary course and in compliance in all material respects with all Applicable Laws, rules and regulations of each such jurisdiction for a period of 48 months following the Closing Date, provided that the Corporation shall not be required to comply with this section following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the Canada Business Corporations Act).

(t)	The Corporation will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, and following the filing of the Prospectus Supplement in each of the Canadian Qualifying Jurisdictions, to the date that is at least 48 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation.

(u)	The Corporation will, provided it receives payment therefor, ensure that at the Closing Time the Unit Shares and, if applicable, the Over-Allotment Shares, have been duly and validly issued as fully paid and non-assessable Common Shares.

(v)	The Corporation will ensure that, at the Closing Time, the Warrants and, if applicable, the Over-Allotment Warrants, shall be validly created and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture.

(w)	The Corporation will ensure that, at all times following the issue of the Warrants and the Over-Allotment Warrants (if any) until the expiry date thereof, a sufficient number of applicable Common Shares are allotted and reserved for issuance upon the due exercise of the Warrants and the Over-Allotment Warrants.

(x)	The Corporation will duly appoint the Transfer Agent as the warrant agent under the Warrant Indenture at or prior to the Closing Time.

(y)	The Corporation will have made or obtained, as applicable, using commercially reasonable best efforts at or prior to the Closing Time, all consents, approvals, permits, authorizations or filings as may be required by the Corporation under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules of the TSX and Nasdaq.

2.	Underwriters’ Representations, Warranties and Covenants.

The Underwriters hereby severally represent and warrant to and covenant with the Corporation that at least one of the Underwriters is duly qualified and registered to carry on business as a securities dealer in each of the Selling Jurisdictions where the sale of the Offered Securities requires such qualification and/or registration in a manner that permits the sale of the Offered Securities on a basis described in subsection 2(a). The Underwriters further agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the U.S. Exchange Act will not offer or sell any Offered Securities in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates. Each of the Underwriters hereby severally (on its own behalf and on behalf of the Selling Firms appointed by the Underwriter and not on behalf of any other Underwriters) represents and warrants to, and covenants with, the Corporation that:

(a)	it shall offer and solicit offers for the purchase of the Offered Securities in compliance with Applicable Securities Laws and the provisions of this Agreement and only from such persons and in such manner that, pursuant to Applicable Securities Laws and the securities laws of any other Selling Jurisdiction, no prospectus, registration statement or similar document need be delivered or filed, other than any prescribed reports of the issue and sale of the Offered Securities and the Offering Documents and, in the case of any jurisdiction other than the Canadian Qualifying Jurisdictions and the United States, no continuous disclosure obligations will be created;

(b)	upon the Corporation filing the Canadian Prospectus Supplement, the Underwriters shall deliver one copy of the Canadian Prospectus Supplement to each of the Purchasers, and the Underwriters shall deliver a copy of the Time of Sale Prospectus to each of the Purchasers in the United States on or after the Applicable Time and prior to the Closing Time, it being understood that in no event shall any Underwriter confirm sales to Purchasers in Canada until the Canadian Prospectus Supplement has been so filed and sales to Purchasers in the United States until the Time of Sale Prospectus is available and the Corporation has made available final .pdf versions of such documents to the Underwriters for such purpose;

(c)	it shall not provide to prospective Purchasers any document or other material that would constitute an offering memorandum within the meaning of Applicable Securities Laws without the prior written consent of the Corporation;

(d)	it will not offer or sell the Offered Securities in any jurisdiction other than the Selling Jurisdictions (unless subsequently agreed to by the Corporation) in accordance with the terms of this Agreement; and

(e)	it will use its commercially reasonable efforts to complete the distribution of the Offered Securities pursuant to the Offering Documents as early as practicable and the Underwriters shall advise the Corporation in writing when, in the opinion of the Underwriters, they have completed the distribution of the Offered Securities and, if required for regulatory compliance purposes, within 30 days after the Closing Date and any Option Closing Date, provide a breakdown of the number of Offered Securities distributed and proceeds received (A) in each of the Canadian Qualifying Jurisdictions, (B) in the United States, and (C) in any other Selling Jurisdiction in which the Offered Securities are offered or sold.

(f)	A.G.P./Alliance Global Partners covenants and agrees with the Corporation that it will only offer and sell the Offered Securities outside of Canada and it will not, directly or indirectly, advertise or solicit offers to purchase or sell the Offered Securities in Canada or to residents of Canada. For the avoidance of doubt, A.G.P./Alliance Global Partners are not acting as underwriters of the Offered Securities in Canada.

It is agreed that no Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or a Selling Firm appointed by any of the other Underwriters under the foregoing Section 2. Each Underwriter shall be responsible for the compliance by any Selling Firm appointed by such Underwriter with the provisions of this Agreement.

3.	Deliveries on Filing, Marketing Materials and Related Matters.

(a)	The Corporation shall deliver, or cause to be delivered, or shall have delivered or caused to be delivered, to each of the Underwriters, without charge:

(i)	at or prior to the filing of the Canadian Prospectus Supplement with the Canadian Securities Regulators:

(A)	a copy of the Canadian Preliminary Base Shelf Prospectus, the Canadian A&R Final Base Shelf Prospectus and the Canadian Prospectus Supplement, in each case, signed and certified on behalf of the Corporation as required by Canadian Securities Laws;

(B)	a copy of any other document required to be filed or that is otherwise delivered by the Corporation under the laws of each of the Canadian Qualifying Jurisdictions in compliance with Canadian Securities Laws;

(C)	copies of all correspondence from the TSX indicating that the application for the listing and posting for trading on the TSX of the Offered Securities has been conditionally approved for listing subject only to satisfaction by the Corporation of certain standard post-Closing conditions imposed by the TSX as set out in its conditional approval letter in respect of the Offering (the “Standard Listing Conditions”);

(D)	a “long form” comfort letter dated the date of the Canadian Prospectus Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to financial and accounting information relating to the Corporation contained in the Canadian Prospectus Supplement, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the consent letter of the Corporation’s Auditors addressed to the Canadian Securities Regulators; and

(ii)	prior to the filing of any Prospectus Amendment with the Canadian Securities Regulators, a copy of such Prospectus Amendment signed and certified as required by Canadian Securities Laws. Concurrently with the delivery of any amendment or supplement to the Prospectus Supplements, the Corporation shall deliver to the Underwriters and the Underwriters’ counsel, with respect to such document, documentation substantially equivalent or similar to those referred to in this Section 3, as appropriate or reasonably requested by the Underwriters in the circumstances.

(b)	The Corporation shall deliver without charge to the Underwriters, at those delivery points in the Selling Jurisdictions as the Underwriters may reasonably request, as soon as practicable and in any event in the City of Toronto no later than 2:00 p.m. (Toronto time) on the first Business Day (or for delivery locations outside of Toronto, on the second Business Day) after the filing of the Prospectus Supplements, and thereafter from time to time during the distribution of the Offered Securities, in such cities in the Selling Jurisdictions as the Underwriters shall notify the Corporation, as many commercial copies of the Prospectus Supplements as the Underwriters may reasonably request for the purposes contemplated under Applicable Securities Laws. The Corporation will similarly cause to be delivered to the Underwriters, in such cities in the Selling Jurisdictions as the Underwriters may reasonably request, commercial copies of any Prospectus Amendment required to be delivered to Purchasers or prospective Purchasers. The delivery of any such Offering Documents will have constituted and constitute the Corporation’s consent to the use of such documents by the Underwriters for the distribution of the Offered Securities in the Canadian Qualifying Jurisdictions and in the United States in compliance with the provisions of this Agreement and Applicable Securities Laws.

(c)	Delivery of the Offering Documents referred to in clauses (a) and (b) above shall constitute a representation and warranty by the Corporation to the Underwriters that, as at their respective dates:

(i)	all information and statements (except Underwriters’ Information) contained in the Prospectuses and the Time of Sale Prospectus are true and correct in all material respects, contain no misrepresentation, and constitute full, true and plain disclosure of all material facts relating to the Corporation and its Subsidiaries, considered as a whole, and the Offered Securities;

(ii)	the information and statements (except Underwriters’ Information) contained in such documents do not contain an untrue statement of a material fact and no material fact or information has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	such documents comply in all material respects with the requirements of Applicable Securities Laws.

(d)	During the distribution of the Offered Securities, the Corporation and the Co-Lead Underwriters shall approve in writing (prior to such time that marketing materials are provided to potential Purchasers) any marketing materials reasonably requested to be provided by the Underwriters to any potential Purchaser, such marketing materials to comply with Applicable Securities Laws. The Corporation shall file a template version of such marketing materials with the Canadian Securities Regulators as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential Purchaser (and such marketing materials shall be filed and/or incorporated by reference as exhibits to the Registration Statement in accordance with applicable rules and regulations under the U.S. Securities Act), and such filing(s) shall constitute the Underwriters’ authority to use such marketing materials in connection with the Offering. Any comparables may be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Corporation.

(e)	The Corporation and each of the Underwriters, on a several basis, covenant and agree:

(i)	not to provide any potential Purchaser with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential Purchaser;

(ii)	not to provide any potential Purchaser with any materials or information in relation to the distribution of the Offered Securities or the Corporation other than (A) such marketing materials that have been filed in accordance with subsection 3(e)(i), (B) the Offering Documents, and (C) any standard term sheets approved in writing by the Corporation and the Co-Lead Underwriters; provided, for greater certainty, that the Term Sheet was approved by the Corporation and the Co-Lead Underwriters on March 29, 2022; and

(iii)	that any marketing materials filed in accordance with subsection 3(e)(i), and any standard term sheets approved in writing by the Corporation and the Co-Lead Underwriters, shall only be provided to potential Purchasers in the Selling Jurisdictions where the provision of such marketing materials or standard term sheets does not contravene Applicable Securities Laws or the securities laws of any Selling Jurisdiction other than Canada or the United States.

(f)	If any event shall occur or condition exist, during the distribution of the Offered Securities and offer and sales of the Warrant Shares, as a result of which it is necessary to amend or supplement the Time of Sale Prospectus or the U.S. Prospectus Supplement in order to make the statements therein, in the light of the circumstances when the Time of Sale Prospectus or the U.S. Prospectus Supplement is delivered to a prospective Purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus or the U.S. Prospectus Supplement materially conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus or the U.S. Prospectus Supplement to comply with applicable law, the Corporation covenants to forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request of the Underwriters, either amendments or supplements to the Time of Sale Prospectus or the U.S. Prospectus Supplement so that the statements in the Time of Sale Prospectus or the U.S. Prospectus Supplement, as so amended or supplemented, will not, in the light of the circumstances when the Time of Sale Prospectus or the U.S. Prospectus Supplement is delivered to a prospective Purchaser, be misleading or so that the Time of Sale Prospectus or the U.S. Prospectus Supplement, as amended or supplemented, will no longer materially conflict with the Registration Statement, or so that the Time of Sale Prospectus or the U.S. Prospectus Supplement, as amended or supplemented, will comply with Applicable Securities Laws.

4.	Material Changes.

(a)	During the period from the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Offered Securities in accordance with their obligations in subsection 2(e), the Corporation shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)	any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, financial condition, prospects or capital of the Corporation or the Subsidiaries on a consolidated basis;

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such documents;

(iii)	any change in any material fact contained in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or which would result in any misrepresentation in any of the Offering Documents, or which would result in the Offering Documents not complying (to the extent that such compliance is required) with Applicable Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares; and

(iv)	any breach or, to its knowledge, potential breach of any of the representations and warranties in subsection 3(c) and/or Section 5.

(b)	The Corporation covenants to comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of other Applicable Securities Laws, and the Corporation will prepare and file promptly any Prospectus Amendment which may be necessary and will otherwise comply with all legal requirements necessary to continue to permit the Offered Securities to be distributed in each of the Canadian Qualifying Jurisdictions and the United States as contemplated herein.

(c)	In addition to the provisions of subsections 4(a) and 4(b), the Corporation shall in good faith discuss with the Underwriters any change, event or fact contemplated in subsections 4(a) and 4(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under subsection 4(a) and shall consult with the Underwriters with respect to the form and content of any Prospectus Amendment proposed to be filed by the Corporation, it being understood and agreed that no such Prospectus Amendment shall be filed with any securities regulatory authority prior to the review thereof by the Underwriters and the Underwriters’ counsel, acting reasonably and without delay (unless otherwise required by Applicable Securities Laws).

(d)	If during the period of distribution of the Offered Securities there shall be any change in Applicable Securities Laws which, in the opinion of the Underwriters, acting reasonably and in consultation with the Corporation, requires the filing of any Prospectus Amendment, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Prospectus Amendment with the appropriate securities regulatory authority where such filing is required under Applicable Securities Laws.

5.	Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Underwriters that each of the following representations and warranties are true and correct on the date of this Agreement and acknowledges that each of the Underwriters are relying upon such representations and warranties in connection with the purchase of the Offered Securities:

(a)	Good Standing of the Corporation. The Corporation (i) is a corporation existing under the laws of Canada and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the Canada Business Corporations Act, (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets and Licences, and to conduct its Business as now carried on by it or proposed to be carried on by it as described in the Offering Documents including with respect to activities conducted under the Licences and pursuant to the Cannabis Act, and (iii) has, and at the time of execution of the Warrant Indenture will have, all requisite corporate power and authority to issue and sell the Offered Securities and to grant the Over-Allotment Option and to execute, deliver and perform its obligations under this Agreement and the Warrant Indenture.

(b)	Good Standing of Subsidiaries. The Corporation’s only wholly-owned subsidiaries are listed in Schedule “B” (collectively, the “Subsidiaries”) which schedule is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule “B”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as is now carried on by it or proposed to be carried on by it as described in the Offering Documents, and it is duly qualified to transact business and it is in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation in the percentages set out in Schedule “B”, free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(c)	No Proceedings for Dissolution. No act or proceeding has been taken by or against the Corporation or the Subsidiaries in connection with their liquidation, winding up or bankruptcy, or to their knowledge are pending.

(d)	Share Capital of the Corporation. The authorized and issued share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which 68,339,488 Common Shares and no preferred shares were issued and outstanding as at the close of business on March 29, 2022. The description of the attributes of the authorized and issued share capital of the Corporation as set out under the heading “Description of Securities Being Distributed” in the Prospectuses and the Time of Sale Prospectus is true and correct. Neither the Corporation nor the Subsidiaries are party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any securities of the Corporation or its Subsidiaries.

(e)	Form of Share Certificates. The forms of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation, does not conflict with any Applicable Laws and complies with the applicable rules and regulations of the TSX and Nasdaq.

(f)	Common Shares are Listed. The Common Shares are listed and posted for trading on the TSX and Nasdaq, and neither the Corporation nor any of the Subsidiaries have taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or Nasdaq.

(g)	Stock Exchange Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, policies, rules and regulations of the TSX and NASDAQ existing on the date hereof.

(h)	No Cease Trade Orders. No order ceasing or suspending trading in the securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the Corporation’s knowledge, pending, contemplated or threatened.

(i)	Reporting Issuer Status. The Corporation is a “reporting issuer” in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions. The Common Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act. The Corporation has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the U.S. Exchange Act.

(j)	Common Shares Validly Issued. The Unit Shares, at or prior to the Closing Time, the Warrant Shares, upon the exercise of the Unit Warrants, the Over-Allotment Shares, upon closing of the Over-Allotment Option, and the Over-Allotment Warrant Shares, upon the exercise of the Over-Allotment Warrants, shall be duly and validly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration therefor, will be validly issued as fully paid and non-assessable Common Shares.

(k)	Warrants Validly Issued. The Unit Warrants and Over-Allotment Warrants have been duly authorized for issuance and sale pursuant to this Agreement and the Warrant Indenture, and the maximum number of Common Shares issuable upon due exercise of the Unit Warrants and Over-Allotment Warrants have been duly authorized for issuance upon due exercise of such Warrants in accordance with the terms of the Warrant Indenture and, when so issued, will be validly issued, fully paid and non-assessable. Such Common Shares, upon issuance upon due exercise of any Warrants, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(l)	Qualified Investments. Subject to the qualifications and limitations described under “Eligibility for Investment” in the Prospectuses and the Time of Sale Prospectus, the Offered Securities will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts.

(m)	Registrar and Transfer Agent. Computershare Trust Company of Canada at its principal offices in Toronto, Ontario has been duly appointed as transfer agent and registrar in Canada for the Common Shares, and as at the Closing Time, will be duly appointed as co-warrant agent for the Warrants. Computer Trust Company, N.A at its principal offices in New York, New York, has been duly appointed as transfer agent and registrar in the United States for the Common Shares, and as at the Closing Time, will be duly appointed as co-warrant agent for the Warrants.

(n)	Absence of Rights. As of the date hereof, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation except as set forth on the Public Disclosure Record or as otherwise disclosed to the Underwriters. The Offered Securities, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation. There are no persons with registration rights or other similar rights granted by the Corporation to have any securities of the Corporation registered or qualified for distribution pursuant to any Applicable Securities Laws or the laws, rules or regulations of any other country.

(o)	Corporate Actions. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery and performance of this Agreement and the Warrant Indenture, (ii) to authorize the execution and filing, as applicable, of the Offering Documents, (iii) to validly issue and sell the Offered Securities, (iv) to validly reserve for issuance the Warrant Shares and Over-Allotment Warrant Shares, and (vi) to validly issue the Warrant Shares and Over-Allotment Warrant Shares upon due exercise of the Unit Warrants and Over-Allotment Warrants, respectively, as fully paid and non-assessable Common Shares.

(p)	Valid and Binding Documents. This Agreement has been, and at the time of execution of the Warrant Indenture such documents will have been, duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (Ontario).

(q)	No Consents, Approvals etc. The execution and delivery of this Agreement and the Warrant Indenture, as applicable, and the fulfilment of the terms of such documents by the Corporation and the issuance, sale and delivery of the Offered Securities do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party (including under the terms of any Material Agreement or Debt Instrument), except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under the Securities Laws or the rules of the TSX and NASDAQ including in compliance with the Securities Laws regarding the distribution of the Offered Securities in the Selling Jurisdictions, and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws, as may be required in connection with the Offering.

(r)	Continuous Disclosure. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Corporation which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof. There are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act and analogous provisions under Securities Laws in the other Canadian Qualifying Jurisdictions. The Corporation is subject to and in compliance in all material respects with the reporting requirements of Section 13 or Section 15 of the U.S. Exchange Act.

(s)	Forward-Looking Information. With respect to forward-looking information contained in the Corporation’s public disclosure documents, including for certainty the Documents Incorporated by Reference:

(i)	the Corporation has a reasonable basis for the forward-looking information; and

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identify material risk factors that could cause actual results to differ materially from the forward-looking information; and accurately state the material factors or assumptions used to develop forward-looking information.

(t)	Financial Statements. The Financial Statements:

(i)	present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

(ii)	have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)	do not contain any misrepresentations, with respect to the period covered by the Financial Statements.

(u)	Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.

(v)	Accounting Policies. There has been no change in accounting policies or practices of the Corporation or its Subsidiaries other than as disclosed in the Financial Statements.

(w)	Liabilities. Neither the Corporation nor the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect.

(x)	Independent Auditors. The Corporation’s Auditors are independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with such auditors during the last three years. The Corporation’s Auditors are independent public accountants as required by the U.S. Securities Act, and are independent with respect to the Corporation within the meaning of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) or implementing the provisions thereof, for the periods required under General Instruction III.B. of Form F-10.

(y)	Accounting Controls. The Corporation maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation’s board of directors has, subject to the exceptions, cure periods and the phase in periods specified in the applicable stock exchange rules or Canadian Securities Laws, validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the applicable independence and other requirements of the applicable stock exchange rules and Canadian Securities Laws, and the Corporation’s board of directors and/or the audit committee has adopted a charter that satisfies the requirements of the applicable stock exchange rules and Canadian Securities Laws.

(z)	Disclosure Controls. The Corporation maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the U.S. Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 - Certification of Disclosures in Issuer’s Annual and Interim Filings; such controls and procedures are effective at the reasonable assurance level to ensure that all material information concerning the Corporation and its Subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Corporation’s filings with the SEC and the Canadian Securities Regulators. The Corporation has utilized such controls and procedures in preparing and evaluating the disclosures in the Time of Sale Prospectus and the Prospectuses. Neither the Corporation’s board of directors nor the audit committee has been informed, nor is any director of the Corporation or the Corporation aware, of any fraud, whether or not material, that involves management or other employees of the Corporation who have a significant role in the Corporation’s internal controls.

(aa)	Purchases and Sales. Except as disclosed in the Offering Documents, neither the Corporation nor the Subsidiaries have approved, has entered into any agreement in respect of, or has any knowledge, as the case may be, of:

(i)	the purchase of any Business Assets or any interest therein, or the sale, transfer or other disposition of any Business Assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii)	a transaction which would result in the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary; or

(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or common shares of the Subsidiaries.

(bb)	Title to Business Assets. The Corporation and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens, and no other rights or Business Assets are necessary for the conduct of the Business as currently conducted or as proposed to be conducted. The Corporation knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Corporation or the Subsidiaries to use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets and neither the Corporation nor any Subsidiary has any obligation to pay any commission, license fee or similar payment to any person in respect thereof, other than as disclosed in the Offering Documents and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets.

(cc)	Compliance with Laws, Regulatory Approvals and Licences. The Corporation and the Subsidiaries are and at all times have been in compliance with all Applicable Laws, including, without limitation, Applicable Laws relating to the ownership, testing, development, manufacture, packaging, processing, use, storage, import, export or disposal of any raw materials used and any product manufactured or distributed by the Corporation or the Subsidiaries, except as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. Except as disclosed to the Underwriters, neither the Corporation nor any Subsidiary has received any warning letter, untitled letter or other correspondence or notice from any Governmental Authority alleging or asserting noncompliance with any Applicable Laws, Licences or any other licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”). The Corporation and the Subsidiaries possess all material Authorizations to operate the business as currently contemplated and as contemplated to be conducted in the future and such Authorizations are valid and in full force, except as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, and effect and are not in material violation of any term of any such Authorizations. Neither the Corporation nor any Subsidiary has received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or third party alleging that any product, operation, or activity is in violation of any Applicable Laws or Authorizations and the Corporation and the Subsidiaries have no knowledge that any Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding. Neither the Corporation nor any Subsidiary has received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and the Corporation and each Subsidiary have no knowledge that any Governmental Authority is considering such action. The Corporation and the Subsidiaries have filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations, including license or permit renewals and product registrations where required by any Governmental Authority, except as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct on the date filed (or were corrected or supplemented by a subsequent submission) in all material respects. When required by any Governmental Authority, the Corporation and the Subsidiaries have submitted product registrations prior to offering new products for sale in the United States. The Corporation and the Subsidiaries have not, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning, “dear doctor” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Corporation and each Subsidiary’s knowledge, no third party has initiated, conducted or intends to initiate any such notice or action. To the best of Corporation’s knowledge and the knowledge of its Subsidiaries, all supply, production, and processing partners have obtained and are in compliance with material Applicable Laws and have obtained and are in compliance with any Authorizations required by the jurisdictions in which they operate to permit them to conduct their business as currently conducted or, to the Corporation and the Subsidiaries’ knowledge, proposed to be conducted. The Corporation and the Subsidiaries’ products are currently manufactured, tested, packaged and labeled in facilities which are in material compliance with Applicable Laws.

(dd)	Research and Development. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Corporation and the Subsidiaries in connection with their business is being conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Business and all such processes, procedures and practices required in connection with such activities are in place as necessary and are being complied with in all material respects. Neither the Corporation nor any Subsidiary has ever received any notice or communication from any customer or Governmental Authority (including Health Canada and the Food and Drug Administration) alleging a material defect, an issue requiring a recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Corporation or any Subsidiary to a customer which defect, recall, quarantine or claim would, individually or in the aggregate, have a Material Adverse Effect and, to the Corporation’s knowledge, there are no circumstances that would give rise to any such recall, quarantine or claims.

(ee)	Business Relationships. All agreements with third parties in connection with the Business have been entered into and are being performed by the Corporation and the Subsidiaries and, to the knowledge of the Corporation, by all other third parties thereto, in compliance with their terms. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Corporation or the Subsidiaries, with any supplier or customer, or any group of suppliers or customers whose business with or whose purchases or inventories/components provided to the business of the Corporation or the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Corporation or the Subsidiaries. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Corporation or the Subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(ff)	Privacy Protection. Each of the Corporation and the Subsidiaries have security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Corporation and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Corporation and the Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(gg)	Intellectual Property. The Corporation and the Subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of their respective businesses, and the Corporation is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiaries with respect to the foregoing. To the knowledge of the Corporation, the Corporation’s business, including that of the Subsidiaries, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. No bona fide claim has been made against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(hh)	Environmental and Workplace Laws. Each of the Corporation and the Subsidiaries is currently in compliance, in all material respects, with all Environmental Laws, including all reporting and monitoring requirements thereunder, and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Corporation nor the Subsidiaries have ever received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials and there are no permits required under Environmental Laws for the conduct of the Business. The facilities and operations of the Corporation and the Subsidiaries are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(ii)	Insurance. The Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the Business Assets, are in good standing and in full force and effect in all material respects, and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(jj)	Material Agreements and Debt Instruments. All Material Agreements and Debt Instruments have been described or disclosed in the Offering Documents and each Material Agreement and Debt Instrument is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Corporation and the Subsidiaries have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in each Material Agreement and Debt Instrument. Neither the Corporation nor the Subsidiaries are in material breach, violation or default nor has it received any notification from any party claiming that the Corporation or such Subsidiary is in material breach, violation or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Corporation, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument.

(kk)	No Material Changes. Since November 30, 2021, other than as disclosed in the Prospectuses and the Time of Sale Prospectus (a) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise, and (b) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise.

(ll)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any subsidiary or the Business Assets (including in respect of any product liability claims) which is required to be disclosed in the Offering Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or the Subsidiaries is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents would not reasonably be expected to result in a Material Adverse Effect.

(mm)	Absence of Defaults and Conflicts. Neither the Corporation nor any of the Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder and thereunder, the sale of the Offered Securities do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, including the Business Assets, or the Subsidiaries under the terms or provisions of (i) any Material Agreements or Debt Instruments, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries, (iii) any existing Applicable Laws, including Securities Laws, or (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, or the Subsidiaries or any of their assets, properties or operations.

(nn)	Labour Matters. No material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent or pending and the Corporation and the Subsidiaries are in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(oo)	Employment Standards. There are no material complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(pp)	Collective Bargaining Agreements. Neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or any Subsidiary that would have a Material Adverse Effect.

(qq)	Employee Plans. The Offering Documents disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(rr)	Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by Applicable Law have been filed or made (as the case may be) in any applicable jurisdiction and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect, and all taxes of the Corporation and of the Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). There are no examinations of any tax return of the Corporation or the Subsidiaries currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries.

(ss)	Anti-Bribery Laws. Neither the Corporation nor any Subsidiary nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Corporation and the Subsidiaries, including Canada’s Corruption of Foreign Public Officials Act or the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(tt)	No Significant Acquisitions. The Corporation has not completed any “significant acquisition” (within the meaning of such term under NI 51-102) nor is it proposing any “probable acquisitions” (within the meaning of such term under NI 44-101F1) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectuses or the Time of Sale Prospectus or the filing of a business acquisition report pursuant to Canadian Securities Laws.

(uu)	Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Base Shelf Prospectus and the Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Securities that will not have been filed as required. The Corporation meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act.

(vv)	Compliance with Laws. The Corporation has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. Neither the Corporation nor any Subsidiary is aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect.

(ww)	No Loans. Except as disclosed in the Financial Statements, neither the Corporation nor any Subsidiary has made any material loans to or guaranteed the material obligations of any person.

(xx)	Directors and Officers. None of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(yy)	Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the periods requested to the date hereof are all of the minute books and material records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Subsidiaries.

(zz)	No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There are no restrictions upon or impediments to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments.

(aaa)	Fees and Commissions. Other than the Underwriters pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(bbb)	Entitlement to Proceeds. Other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(ccc)	Related Parties. Except as described or disclosed in the Offering Documents, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and any Subsidiary, on a consolidated basis. Neither the Corporation nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (within the meaning of the Income Tax Act (Canada)) with them.

(ddd)	Sales by Insiders. To the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it.

(eee)	Anti-Money Laundering. The operations of the Corporation and the Subsidiaries (or any related party thereof) are and have been conducted at all times in compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, all applicable financial recordkeeping and reporting requirements, the applicable anti-money laundering statutes of jurisdictions where the Corporation and the Subsidiaries (or any related party thereof) conduct business, the rules and regulations thereunder and any related or similar rules or regulations, issued, administered or enforced by any governmental agency applicable to the Corporation and the Subsidiaries (or any related party thereof) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation and the Subsidiaries (or any related party thereof) with respect to the Anti-Money Laundering Laws is, to the knowledge of the Corporation, pending or threatened.

(fff)	Exchange Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, policies, rules and regulations of the TSX and Nasdaq existing on the date hereof. The outstanding Common Shares will be listed and posted for trading on the TSX and Nasdaq at the Closing Time and neither the Corporation nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX and Nasdaq.

(ggg)	Prospectus. The information and statements contained in the Prospectuses and the Time of Sale Prospectus (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use therein) will, at the time of delivery of the Prospectuses and the Time of Sale Prospectus: (i) be true and correct in all material respects; (ii) contain no misrepresentation relating to the Corporation and its Subsidiaries or the Offering and will be in compliance with Applicable Securities Laws in all material respects; and (iii) not omit any material fact or information which is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made.

(hhh)	COVID-19. Except as disclosed in the Public Disclosure Record or as mandated by or in conformity with the recommendations of a Governmental Authority, there has been no material closure, suspension or disruption to, the operations or workforce productivity of the Corporation or the Subsidiaries as a result of the COVID-19 Pandemic and, except as disclosed in the Public Disclosure Record, any such government mandatory closures have not materially affected the Corporation or its Subsidiaries, on a consolidated basis. The Corporation has been monitoring the COVID-19 Pandemic and the potential impact on all of its operations and has put in place measures it considers reasonable and in accordance in all material respects with the recommendations of Governmental Authorities to ensure the wellness of all of its employees and surrounding communities where the Corporation and the Subsidiaries continue to operate.

(iii)	US Operations.

(i)	Neither the Corporation nor any of its Subsidiaries nor any director, officer, employee or any agent or other person acting on behalf of the Corporation or any Subsidiary in such capacity (collectively, “Covered Persons”) nor, to the Corporation’s knowledge after reasonable inquiry, any entity in which the Corporation directly or indirectly has an interest, has cultivated, produced, processed, imported, exported, sold or distributed any cannabis (with the exception of hemp or hemp-derivatives) or has otherwise engaged in, or targeted or derived (or reasonably expects to derive) revenues or funds from, any direct or indirect dealings or transactions with respect to the foregoing activities in or to any jurisdiction where such activity is, or at the relevant time was, illegal (including the United States). In addition, to the Corporation’s knowledge, no Covered Person has any current intention to engage in any of the foregoing. Neither the Corporation nor any of its Subsidiaries has operated in or exported any cannabis to any jurisdiction except as publicly disclosed and in compliance with applicable laws of each of the jurisdictions of import, export and transshipment. The Corporation and its Subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure that the Corporation and its Subsidiaries do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with applicable laws, and that the Corporation and its Subsidiaries do not maintain investments in any entity that carries on any activities in, or distributes any products to, any jurisdiction where such activities or products are not fully in compliance with applicable laws.

(ii)	Neither the Corporation nor any Subsidiary has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of United States federal or state criminal laws, including the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act, the Bank Secrecy Act, the Agricultural Improvement Act of 2018, or any anti-money laundering statute, or (ii) any “aiding and abetting” in any violation of United States federal or state criminal laws. No action, suit or proceeding by or before any United States Governmental Authority involving the Corporation or any of its Subsidiaries with respect to United States federal or state criminal laws is pending or threatened. There are no ongoing investigations being conducted by any United States Governmental Authority into potential violations of any of the criminal laws mentioned in (ii) above, and there has been no such investigation since the Corporation’s founding. For greater certainty, the Corporation does not currently have any U.S. “marijuana-related activities” as defined in Canadian Securities Administrators’ Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities and complies with TSX Staff Notice 2017-0009.

(jjj)	Canadian Offering Documents. On January 27, 2021, the Corporation filed the Canadian Preliminary Base Shelf Prospectus with the Canadian Securities Regulators and obtained the Preliminary Passport System Decision Document dated January 27, 2021. On January 28, 2021, the Corporation filed the Canadian Final Base Shelf Prospectus with the Canadian Securities Regulators and obtained the Final Passport System Decision Document dated January 28, 2021. On March 29, 2022, the Corporation filed the Canadian A&R Final Base Shelf Prospectus with the Canadian Securities Regulators and obtained the Final Passport System Decision Document dated March 29, 2022.

(kkk)	Registration Statement Effective. The Registration Statement has been filed with SEC and became effective upon filing with the SEC pursuant to Rule 467(a) on March 29, 2022, and no post-effective amendment with respect to the Registration Statement has heretofore been filed with the SEC; no stop order suspending the effectiveness of the Registration Statement has been issued, and to the knowledge of the Corporation, no proceeding for that purpose has been initiated or threatened by the SEC, and to the knowledge of the Corporation, any request on the part of the SEC for additional information from the Corporation has been satisfied in all material respects; from the time of initial filing of the Registration Statement with the SEC through the date hereof, the Corporation has been and is an Emerging Growth Company.

(lll)	Accuracy of U.S. Offering Documents.

(i)	At each time the Registration Statement became effective with the SEC and at the Closing Date (and, if any Over-Allotment Securities are purchased, at the Option Closing Date), the Registration Statement, and any amendments and supplements thereto, complied and will comply in all material respects with the requirements of the U.S. Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except for the omission of Shelf Information in the Registration Statement, or any amendment or supplement thereto, prior to delivery of the U.S. Prospectus Supplement; and

(ii)	at the time the U.S. Prospectus or any amendments or supplements thereto were issued and at the Closing Date (and, if any Over-Allotment Securities are purchased, at the Option Closing Date), neither the U.S. Prospectus nor any amendment or supplement thereto included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

provided that the representations and warranties in clauses (i) and (ii) above shall not apply to statements in or omissions from the Registration Statement or the U.S. Prospectus made in reliance upon and in strict conformity with the Underwriters’ Information. To the Corporation’s knowledge, no order preventing or suspending the use of the U.S. Prospectus, the Time of Sale Prospectus or any free writing prospectus has been issued by the SEC.

(mmm)	Form Compliance with U.S. Offering Documents. Each of the U.S. Final Base Shelf Prospectus, the Time of Sale Prospectus, the U.S. Prospectus Supplement or any free writing prospectus or prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 433 under the U.S. Securities Act or General Instruction II.L of Form F-10, complied or will comply when so filed in all material respects with the requirements of the U.S. Securities Act, and the U.S. Prospectus and each such document delivered to the Underwriters for use in connection with the Offering was or will be identical to the electronically transmitted copies thereof filed with the SEC pursuant to EDGAR, except to the extent permitted by applicable rules and regulations under the U.S. Securities Act.

(nnn)	Accuracy of Time of Sale Prospectus. The Time of Sale Prospectus as of the Applicable Time did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any free writing prospectus listed on Schedule “A” hereto does not conflict, and will not conflict, with the information contained in the Registration Statement, the U.S. Final Base Shelf Prospectus and the U.S. Prospectus Supplement (except to the extent any such free writing prospectus has been superseded by the Term Sheet), and each such free writing prospectus, as supplemented by and taken together with the Time of Sale Prospectus as of the Applicable Time, did not include and will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except to the extent any such free writing prospectus has been superseded by the Term Sheet); provided, however, that this representation and warranty shall not apply to statements or omissions made in a free writing prospectus in reliance upon and in strict conformity with the Underwriters’ Information.

(ooo)	Foreign Private Issuer. The Corporation is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act) and is entitled to use Form F-10 under the U.S. Securities Act to register the Offering under the U.S. Securities Act. The Corporation has prepared and filed with the SEC the Form F-X in conjunction with the filing of the Registration Statement. The Form F-X conforms, and any further amendments to the Form F-X will conform, in all material respects to the requirements of the U.S. Securities Act.

(ppp)	No Section 12(j) Proceedings. None of the Corporation nor any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

(qqq)	Not an Ineligible Issuer. The Corporation is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164 and 405, and is eligible to use a free writing prospectus under Rule 433 under the U.S. Securities Act; any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act and the applicable rules and regulations thereunder; each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations thereunder; except for the free writing prospectuses, if any, identified in Schedule “A” hereto, and electronic Road Shows, if any, each furnished to the Co-Lead Underwriters before first use, the Corporation has not prepared, used or referred to, and will not, without the prior consent of the Co-Lead Underwriters, prepare, use or refer to, any free writing prospectus.

(rrr)	Investment Company Act. The Corporation is not, and upon the issuance and sale of the Offered Securities as herein contemplated and the receipt and application of the net proceeds therefrom as described in the Time of Sale Prospectus and the Prospectuses under the caption “Use of Proceeds,” will not be, an “investment company” or an entity “controlled” by an “investment company” as such terms are defined in the United States Investment Company Act of 1940, as amended.

(sss)	Compliance with the Sarbanes-Oxley Act. The Corporation has not, directly or indirectly, extended or maintained credit, or arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of its directors or executive officers in violation of applicable laws, including Section 402 of the Sarbanes-Oxley Act. The Corporation is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder that are in effect and with which the Corporation is required to comply.

6.	Closing Deliveries.

The purchase and sale of the Offered Securities shall be completed electronically at the Closing Time and any Option Closing Time, as applicable, electronically. At or prior to the Closing Time and any Option Closing Time, as applicable, the Corporation shall duly and validly deliver the Offered Securities through the facilities of the DTC or CDS, unless the Co-Lead Underwriters, on behalf of the Underwriters, shall otherwise instruct, against payment by the Underwriters to the Corporation, at the direction of the Corporation, in lawful money of the United States or Canada as may be agreed between the Corporation and the Underwriters by wire transfer(s) of an amount equal to the aggregate purchase price for the Offered Securities being issued and sold hereunder less the Commission and any reasonable and documented out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with Section 14.

7.	Closing Conditions.

The obligation of the Underwriters to purchase the Offered Securities at the Closing Time shall be subject to the satisfaction of each of the following conditions (it being understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of them):

(a)	The Underwriters receiving a favourable legal opinion from Stikeman Elliott LLP, Canadian counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Underwriters as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or Transfer Agent of the Corporation), substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(i)	the Corporation is a corporation validly continued and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on business, to own and lease properties and assets;

(ii)	the Corporation has all necessary corporate power and authority to (A) execute, deliver and perform its obligations under this Agreement and the Warrant Indenture, as applicable, (B) to create, issue and sell the Offered Securities, and (C) to grant the Over-Allotment Option;

(iii)	the authorized and issued capital of the Corporation;

(iv)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the Warrant Indenture, as applicable, and the performance of its obligations under the Agreement and the Warrant Indenture, and this Agreement and the Warrant Indenture have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement and the Warrant Indenture may be limited by Applicable Law;

(v)	the execution and delivery of this Agreement and the Warrant Indenture and the fulfilment of the terms of this Agreement and the Warrant Indenture by the Corporation and the issuance, sale and delivery of the Offered Securities, the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Corporation, any resolutions of the shareholders or directors of the Corporation that were approved since an agreed upon date, or any applicable corporate law or Securities Laws;

(vi)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian A&R Final Base Shelf Prospectus, the U.S. Final Base Shelf Prospectus, the Registration Statement, the Canadian Prospectus Supplement, and the U.S. Prospectus Supplement (and any Prospectus Amendment) and the filing thereof with the applicable Securities Commissions;

(vii)	the Unit Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(viii)	the Unit Warrants have been validly created and issued as warrants of the Corporation;

(ix)	the Over-Allotment Option has been duly and validly authorized and granted by the Corporation, and the Over-Allotment Shares and Over-Allotment Warrants issuable upon the exercise of the Over-Allotment Option have been duly and validly created, allotted and reserved for issuance by the Corporation and, upon the exercise of the Over-Allotment Option, including receipt by the Corporation of payment in full therefor, the Over-Allotment Shares and Over-Allotment Warrants will be duly and validly created, authorized, issued and outstanding and the Over-Allotment Shares will be fully paid and non-assessable shares;

(x)	the Warrant Shares and Over-Allotment Warrant Shares have been duly and validly authorized, allotted and reserved for issuance, and upon due exercise of the Unit Warrants and Over-Allotment Warrants, as applicable, in accordance with their respective terms, the Warrant Shares and Over-Allotment Warrant Shares will be validly issued as fully paid and nonassessable shares in the capital of the Corporation;

(xi)	all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the distribution to the public of the Offered Securities in the Canadian Qualifying Jurisdictions by or through persons who are duly registered under the applicable Canadian Securities Laws and who have complied with the relevant provisions of such applicable Canadian Securities Laws and to qualify the grant of the Over-Allotment Option;

(xii)	the issuance of the Warrant Shares and Over-Allotment Warrant Shares issuable upon exercise of the Warrants and Over-Allotment Warrants are exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws to permit such issuance;

(xiii)	subject to the qualifications and assumptions set out therein, the statements set forth in the Prospectus under the caption “Eligibility for Investment” and “Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein;

(xiv)	subject only to the standard listing conditions, the Unit Shares, the Over-Allotment Shares, the Warrant Shares, the Over-Allotment Warrant Shares have been conditionally listed or approved for listing on the TSX;

(xv)	Computershare Trust Company of Canada has been duly appointed as registrar and transfer agent of the Common Shares and as warrant agent under the Warrant Indenture; and

(xvi)	the attributes of the Offered Securities conform in all material respects with the description thereof contained in the Final Prospectus,

in form and substance acceptable to the Underwriters and their counsel, acting reasonably.

(b)	The Underwriters shall have received a customary and favourable legal opinion and negative assurance statement, dated the Closing Date, of Foley Hoag LLP, (“Foley”) United States counsel for the Corporation, in form and substance reasonably satisfactory to the Co-Lead Underwriters;

(c)	The Underwriters shall have received a favorable regulatory related legal opinion, dated as of the Closing Date of Foley, United States regulatory counsel to the Corporation, in form and substance reasonably satisfactory to the Underwriters;

(d)	The Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to:

(iv)	the constating documents of the Corporation;

(v)	the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Securities, the grant of the Over-Allotment Option and the authorization of this Agreement and the Warrant Indenture and the transactions contemplated herein and therein; and

(i)	the incumbency and signatures of signing officers for the Corporation;

(e)	The Underwriters shall have received a certificate, dated as of the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officer or officers of the Corporation acceptable to the Underwriters, acting reasonably), to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(vi)	the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(vii)	the Corporation has complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(viii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Securities or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority; and

(ix)	each of the Prospectus Supplements and Prospectuses and the Time of Sale Prospectus is true and correct in all material respects and contains no misrepresentation, constitute full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation and its Subsidiaries considered as a whole and do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

and each such statement shall be true and the Underwriters shall have no knowledge to the contrary;

(f)	The Underwriters shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Underwriters, from each of the Corporation’s Auditors confirming the continued accuracy of the comfort letters to be delivered to the Underwriters pursuant to subsection 3(a)(i)(D) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters;

(g)	the Underwriters receiving the executed lock-up agreements referenced in Section 1(e) from the directors and officers of the Corporation;

(h)	The Underwriters receiving certificates of status and/or compliance, where issuable under Applicable Law, for the Corporation and the Subsidiaries, each dated within one Business Day prior to the Closing Date;

(i)	The Unit Shares and Warrant Shares shall have been conditionally approved for listing on the TSX, subject only to satisfaction by the Corporation of the standard listing conditions;

(j)	If so required by the rules and regulations of Nasdaq, the Corporation shall have submitted a notice of listing of additional shares with Nasdaq with respect to the Offering;

(k)	The Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date;

(l)	The Underwriters shall have received a certificate from the Warrant Agent as to its appointment and acceptance as warrant agent pursuant to the Warrant Indenture;

(m)	No order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or the TSX or Nasdaq;

(n)	The Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing;

(o)	The Warrant Indenture, duly executed by the parties thereto;

(p)	FINRA shall have issued a clearance letter with respect to the Registration Statement;

(q)	The Underwriters shall not have exercised any rights of termination set forth in this Agreement; and

(r)	The Underwriters having received such further reasonable certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Closing Time will be addressed to the Underwriters.

8.	Over-Allotment Option Closing Conditions.

The obligation of the Underwriters to purchase the Over-Allotment Securities at the Option Closing Time (in the event that the Over-Allotment Option is exercised by the Co-Lead Underwriters, on behalf of the Underwriters) shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the Option Closing Date and the performance by the Corporation of its obligations under this Agreement. Any such closing shall be referred to as an “Over-Allotment Closing” and shall be conducted in the same manner as the Closing. At any Over-Allotment Closing, the Corporation and the Underwriters shall make all necessary payments and the Corporation shall, at its sole expense, deliver all of the certificates, opinions and other documents to be delivered by it on the Closing Date, each updated to the date of any such Over-Allotment Closing.

9.	All Terms to be Conditions.

The Corporation agrees that the conditions contained in Section 7 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. The Corporation further agrees that all representations, warranties, covenants and other terms of this Agreement shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them will entitle any of the Underwriters to terminate its obligations to purchase the Offered Securities, by written notice to that effect given to the Corporation at or prior to the Closing Time and any Option Closing Time.

10.	Termination Events.

Any Underwriter may terminate its obligations on or before Closing and any Over-Allotment Closing if, commencing on the date hereof and prior to the Closing Time or Option Closing Time, by as applicable:

(a)	Regulatory Out – there be (i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Securities is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission or similar regulatory authority, the TSX, Nasdaq or other competent authority, and has not been rescinded, revoked or withdrawn; or (ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation or any of the directors or officers of the Corporation is announced, commenced or threatened by any Securities Commission or similar regulatory authority, the TSX, Nasdaq or any other competent authority or any order has been issued under or pursuant to any statute of Canada or of any province of Canada or the United States or any state of the United States or of any other jurisdiction, or any other Applicable Law or regulatory authority (unless based solely on the activities or alleged activities of the Underwriters), or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the sole opinion of the Underwriters or any one of them, acting reasonably, the change, announcement, commencement or threatening thereof materially adversely affects the Corporation or materially prevents or restricts the trading in, or materially adversely impacts the distribution of, the Offered Securities;

(b)	Material Change Out - there should occur any (i) material change (actual, contemplated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation, change of a material fact, or any development that could result in a material change or change of a material fact which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, could reasonably be expected to have a Material Adverse Effect on the Corporation or could reasonably be expected to have a significant effect on the market price or value of the Common Shares and/or Warrants or could reasonably be expected to result in purchasers of Offered Securities exercising their rights under applicable Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof; or (ii) the Underwriters, or any one of them, shall become aware of any material information with respect to the Corporation which had not been publicly disclosed in either case, and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a Material Adverse Effect on the market price or value of the Common Shares and/or Warrants;

(c)	Disaster Out - there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of any nature (including without limitation, terrorism or accident) or major financial, political or economic occurrence of national or international consequence (including any natural catastrophe, act of war or terrorism (including, without limitation, any escalation of the Russian invasion of Ukraine), any declared pandemic of a serious contagious disease (including any escalation of the severity of COVID-19, or similar event, but only to the extent there are any material adverse developments in Canada or the United States related thereto after the date of this Agreement), or a new or change in any law which, in the reasonable opinion of the Co-Lead Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation or the marketability of the Offered Securities; or

(d)	Breach Out - the Underwriters or any one of them, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant or term, or any condition of this Agreement.

Upon the occurrence of any of the foregoing events, any Underwriter shall be entitled to terminate and cancel its obligations to the Corporation hereunder by written notice to that effect given to the Corporation and the Co-Lead Underwriters prior to the Closing and any Over-Allotment Closing.

Notwithstanding the foregoing and for the avoidance of doubt, this Agreement may be terminated at any time at or prior to the Closing Time upon the mutual written agreement of the Corporation and Co-Lead Underwriters if the parties hereto decide not to proceed with the Offering.

11.	Exercise of Termination Right.

If this Agreement is terminated by any of the Underwriters pursuant to Section 10, there shall be no further liability to the Corporation on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability that may have arisen or may thereafter arise under Sections 13 and 14. The right of the Underwriters or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under Section 10 shall not be binding upon the other Underwriters.

12.	Survival of Representations and Warranties.

All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Offered Securities and will continue in full force and effect for the benefit of the Underwriters and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the latest date under Canadian Securities Laws (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that an action may be commenced or a right of rescission may be exercised with respect to a misrepresentation contained in the Canadian Prospectus or, if applicable, any Prospectus Amendment in respect thereof. The Underwriters and/or the Corporation, as the case may be, will be entitled to rely on the representations and warranties of the other parties contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which the Underwriters and/or the Corporation may undertake or which may be undertaken on the Underwriters’ and/or Corporation’s behalf, as the case may be. Notwithstanding the foregoing, Section 13 and Section 14 shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of Applicable Law.

13.	Indemnity and Contribution.

(a)	The Corporation, its Subsidiaries and affiliates (collectively, the “Indemnitor”) hereby agree to indemnify and hold harmless Stifel GMP, each of the Underwriters, their subsidiaries and affiliates, and each of their respective directors, officers, partners, shareholders, employees and agents, and each other person, if any, controlling an Underwriter, or any of its respective subsidiaries and affiliates (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Offering, including without limitation, the services provided by the Indemnified Parties in connection with the Offering or the purchase and sale of the Offered Securities pursuant to the Offering, together with any Losses that are incurred in enforcing this indemnity. The Indemnitor agrees to waive any right the Indemnitor may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting Claims on behalf of or in right of the Indemnitor for or in connection with the Offering (whether performed before or after the Indemnitor’s execution of this Agreement). The Indemnitor will not, without the prior written consent of Stifel GMP, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party. This indemnity shall not be available to an Indemnified Party in respect of Losses incurred where a court of competent jurisdiction in a final judgment determines that such Losses resulted solely from the gross negligence, intentional fault or wilful misconduct of the Indemnified Party.

(b)	If for any reason (other than a determination as to any of the events referred to above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to (i) such amount paid or payable, minus (ii) the amount of the fees received by the Indemnified Party, if any, under the Offering.

(c)	The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the Offering, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such reasonable disbursements and reasonable out-of-pocket expenses incurred by the personnel in connection therewith) shall be paid by the Indemnitor as they occur.

(d)	Stifel GMP or such other Indemnified Party will notify the Indemnitor promptly in writing after receiving notice of an action, suit, proceeding or claim against Stifel GMP or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had Stifel GMP not so delayed in giving, or failed to give, the notice required hereunder.

(e)	The Indemnitor shall have 14 days after receipt of the notice referred to in Subsection 13(d) to, at its own expense, to undertake, conduct and control, and to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying Stifel GMP or such other Indemnified Parties in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Indemnitor, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim and the Indemnitor throughout the course thereof will provide copies of all relevant documentation to such Indemnified Parties, will keep such Indemnified Parties advised of the progress thereof and will discuss with such Indemnified Parties all significant actions proposed.

(f)	Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the Indemnitor does not assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above), (ii) the Indemnitor agrees to separate representation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties. No admission of liability and no settlement of any Claim shall be made by the Indemnitor without the prior written consent of the Indemnified Parties affected (which consent may not be unreasonably withheld) unless such settlement includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party.

(g)	The Indemnitor hereby acknowledges that Stifel GMP acts as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity with respect to those persons and Stifel GMP agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(h)	The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under the Offering), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, Stifel GMP and any other Indemnified Party. The foregoing provisions shall survive any termination of the Offering.

14.	Fees and Expenses.

(a)	At the Closing Time and any Option Closing Time, the Corporation shall pay to Stifel GMP, on behalf of the Underwriters, a cash fee (the “Commission”) equal to 6.0% of the aggregate gross proceeds received from the sale of the Offered Securities (including for certainty on any exercise of the Over Allotment Option) in consideration of the services to be rendered by the Underwriters in connection with the Offering. The Commission will be netted out of the gross proceeds of the Offering. Notwithstanding the foregoing, the Commission shall be reduced to 2.0% (payable on up to a maximum of $6.25 million of Offered Securities) for sales made to president’s list investors.

(b)	Except as set out in this Section 14, the Corporation shall pay all expenses and fees in connection with the Offering, including: (i) all fees and expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Prospectus Supplements (including any fees and expenses relating or payable to (A) the Canadian Securities Regulators and the SEC, (B) the listing and qualification of the Offered Securities on the TSX and NASDAQ, (C) the printing and mailing of the Offering Documents, (D) the qualification, registration, or exemption, if required, of the Offered Securities under the securities laws of those states in which the Underwriters determine to offer the Offered Securities, including the costs of preparing, printing and mailing the “Blue Sky” surveys and the fees and disbursements of counsel to the Underwriters in connection therewith, (E) any COBRA desk or other filings with FINRA, (F) the Corporation’s travel (if any) in connection with “roadshow” informational meetings and presentations for the brokerage community and institutional investors, (G) registrar and transfer agent fees; (ii) the fees and disbursements of the Corporation’s legal counsel and of local counsel to the Corporation; (iii) the fees and expenses of the Underwriters’ Canadian and U.S. legal counsel in accordance with and subject to the limitations agreed to in the Engagement Letter; and (iv) all costs incurred in connection with the preparation of documentation relating to the Offering, in each case whether or not the Offering is completed. For greater certainty, the Underwriters will not be responsible for: (i) costs of preparing, printing and mailing any “Blue Sky” surveys and the reasonable and documented fees and disbursements of legal counsel to the Underwriters in connection therewith; or (ii) any COBRA desk or other filings with FINRA.

15.	Standstill Period.

During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Corporation shall not, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, directly or indirectly, issue, agree to issue, or announce an intention to issue, any Common Shares or any securities convertible into or exchangeable for Common Shares, or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares or agree to become bound to do so, or disclose to the public any intention to do so, except with respect to: (i) the grant or exercise of stock options, PSUs, DSUs, RSUs and other similar issuances pursuant to existing director, officer, employee and consultant benefit plans of the Corporation (or substantially similar renewals and/or amendments thereof) in accordance with past practices, including the filing with the SEC of any amended or new registration statements on Form S-8 related thereto; (ii) securities of the Corporation issuable upon exercise of outstanding warrants, options and other convertible securities of the Corporation; (iii) securities of the Corporation issued in connection with any arm’s length acquisition in the normal course; (iv) Common Shares and Warrants issued under the Offering (including, for greater certainty, Common Shares and Warrants issuable upon exercise by the Underwriters of the Over-Allotment Option); or (v) obligations of the Corporation in respect of existing agreements.

16.	Underwriters’ Obligations.

(a)            Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Securities shall be several and not joint or joint and several, and shall be limited to the percentages of the aggregate number of Offered Securities to be purchased set out opposite the names of the Underwriters respectively below:

Stifel Nicolaus Canada Inc.	39.75%
A.G.P./Alliance Global Partners	39.75%
ATB Capital Markets Inc.	10.0%
Haywood Securities Inc.	5.0%
M Partners Inc.	3.0%
Raymond James Ltd.	2.5%
TOTAL	100.0%

Furthermore, subject to the terms of this Agreement, the parties hereto agree and acknowledge that the Commission shall be apportioned as follows: (i) a work fee equal to 5.0% of the Underwriting Fee to Co-Lead Underwriters, split evenly, in consideration for the work rendered by the Co-Lead Underwriters in respect of the Offering, and (ii) the remainder of the Commission among the Underwriters in the percentages set out above.

(b)            If an Underwriter shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Securities at the Closing Time for any reason whatsoever, including by reason of Section 10 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriter elects not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either (i) proceed with the sale of the Offered Securities (less the defaulted Offered Securities) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Section 13 and Section 14 in respect of the non-defaulting Underwriters.

(c)            Subject to compliance with Securities Laws, without affecting the firm obligation of the Underwriters to purchase from the Corporation 10,613,207 Initial Units at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Securities at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriters’ Commission ($0.159 per Initial Unit) to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation ($2.491 per Initial Unit), before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

17.	Underwriters’ Authority.

The Corporation shall be entitled to and shall act on any notice, request, direction and other communication given or agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters who shall represent the Underwriters and have authority to bind the Underwriters hereunder, except for any matters pursuant to Sections 7, 8, 10, 11 or 13.

18.	Conflict.

The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

19.	No Fiduciary Duty.

The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favor of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

20.	Time of the Essence.

Time shall be of the essence of this Agreement.

21.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

22.	Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to:

The Valens Company Inc.

96 Spadina Avenue, Suite 400

Toronto, Ontario

M5V 2J6

Canada

Attention:	Tyler Robson, Chief Executive Officer
Email:	tyler@thevalenscompany.com

with a copy (which shall not constitute notice) to each of:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Canada

Attention:	Donald Belovich
Email:	Dbelovich@stikeman.com

and

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210-2600

USA

Attention:	Ryan Rourke Reed
Email:	rrourkereed@foleyhoag.com

(b)	If to the Underwriters, to the Co-Lead Underwriters, on behalf of the Underwriters:

Stifel Nicolaus Canada Inc.

145 King Street West, Suite 300

Toronto, Ontario M5H 1J8

Canada

Attention:	Brandon Roopnarinesingh, Director
Email:	Roop@stifel.com

A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, New York 10022

United States

Attention:	Thomas J. Higgins
Email:	thiggins@allianceg.com

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP

Bay Adelaide Centre, East Tower

22 Adelaide St. W

Toronto, Ontario M5H 4E3

Canada

Attention:	Cameron A. MacDonald
Email:	CMacdonald@blg.com

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by email to the addressee and (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by email shall be deemed to be given and received on the first Business Day following the day on which it is sent.

23.	Entire Agreement.

Except as agreed to by the parties hereto in writing, the provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties, with respect to the subject matter hereof whether verbal or written, including the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

24.	Several and Joint.

In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

25.	Market Stabilization Activities.

In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

26.	Severability.

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

27.	Public Announcement.

If the Underwriters so request, the Corporation shall include a reference to the Underwriters and their role in the Offering in any press release or other public communication issued by the Corporation related to the Offering, to the extent permitted by Applicable Securities Laws and consistent with current market practice for Canadian and U.S. underwritten public equity offerings by corporate issuers. The Corporation shall provide the Underwriters with a reasonable opportunity to review a draft of any proposed announcement and an opportunity to provide comments thereon. Provided the Offering is completed, the Underwriters (or any one of them) shall be permitted to publish, at their own expense, such “tombstone” advertisements or announcements relating to the services provided in respect of the Offering in such newspapers or other publications as the Underwriters (or any one of them) consider appropriate, and shall further be permitted to post such advertisements or announcements on their websites, in each case, to the extent permitted by Applicable Securities Laws.

28.	Headings.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

29.	Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns. No party to this Agreement shall be permitted to assign this Agreement to any other party without the express written consent of all parties to this Agreement.

30.	Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

31.	Counterparts.

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

32.	Language.

The parties hereto confirm their express wish that this agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

33.	Facsimile, etc.

The Corporation and the Underwriters shall be entitled to rely on delivery by facsimile or other electronic means of an executed copy of this Agreement and acceptance by the Corporation and the Underwriters of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Underwriters in accordance with the terms of this Agreement.

[Remainder of page intentionally left blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

STIFEL NICOLAUS CANADA INC.

Per:	/s/ Brandon Roopnarinesingh
Authorized Signing Officer

A.G.P./ALLIANCE GLOBAL PARTNERS

Per:	/s/ Thomas J. Higgins
Authorized Signing Officer

ATB CAPITAL MARKETS INC.

Per:	/s/ Adam Carlson
Authorized Signing Officer

HAYWOOD SECURITIES INC.

Per:	/s/ Mathieu Couillard
Authorized Signing Officer

M PARTNERS INC.

Per:	/s/ Reva Kohn
Authorized Signing Officer

RAYMOND JAMES LTD.

Per:	/s/ Marwan Kubursi
Authorized Signing Officer

The foregoing is hereby accepted and agreed to as of the date first written above.

THE VALENS COMPANY INC.

Per:	/s/ Sunil Gandhi
Authorized Signing Officer

SCHEDULE “A”

Free Writing Prospectuses

Term Sheet dated March 29, 2022 in respect of the Offering.

SCHEDULE “B”

SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership
Valens Agritech Ltd.	Canada	100%
Valens Farms Ltd.	British Columbia	100%
Valens Labs Ltd.	British Columbia	100%
Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.)	Ontario	100%
Valens Australia Pty Ltd.	Western Australia	100%
Lyf Foods Technologies Inc.	Canada	100%
Green Roads, Inc.	Delaware	100%
Citizen Stash Cannabis Corp.	Canada	100%
GWR Distributors LLC	Florida	100%
Green Roads Wellness LLC	Florida	100%
Experion Biotechnologies Inc.	British Columbia	100%
Fish Trap Ventures Ltd.	Canada	100%
Stave Lake Services Ltd.	Canada	100%